# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apimeds Pharmaceuticals US, Inc., CIK 0001894525
CUSIP: 03771D102
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 100 Matawan Rd, Suite 325, Matawan, New Jersey (NJ), 07747
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001698148

## Reporting persons
- Ayrton Capital LLC: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,397,021; shared voting power 0; sole dispositive power 1,397,021; shared dispositive power 0; aggregate amount beneficially owned 1,397,021 (9.99% of the class)
- Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,397,021; shared voting power 0; sole dispositive power 1,397,021; shared dispositive power 0; aggregate amount beneficially owned 1,397,021 (9.99% of the class)
- Waqas Khatri: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,397,021; shared voting power 0; sole dispositive power 1,397,021; shared dispositive power 0; aggregate amount beneficially owned 1,397,021 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Apimeds Pharmaceuticals US, Inc.
Address of issuer's principal executive offices: 100 Matawan Rd, Suite 325, Matawan, NJ 07747

## Item 2. Person Filing
Name of person filing: (i) Ayrton Capital LLC; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B; and (iii) Waqas Khatri
Address of principal business office or, if none, residence: (i) Ayrton Capital LLC, 55 Post Rd West, 2nd Floor Westport, CT 06880; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B, Suite #7 Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, P.O. Box 10250, Cayman Islands; and (iii) Waqas Khatri 55 Post Rd West, 2nd Floor Westport, CT 06880
Citizenship: (i) Ayrton Capital LLC: United States; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: Cayman Islands; and (iii) Waqas Khatri: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Ayrton Capital LLC: 1,397,021 ; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 1,397,021 ; and (iii) Waqas Khatri: 1,397,021 . Represents 1,397,021 shares of Common Stock issuable on the conversion of certain convertible notes (the "Notes") held by the Reporting Persons. The issuable shares of Common Stock related to the conversion of the Notes are subject to a 9.99% beneficial ownership blocker. The shares reported herein represent Common Stock of Apimeds Pharmaceuticals US, Inc. (the "Issuer") held by Alto Opportunity Master Fund, SPC- Segregated Master Portfolio B, a Cayman Islands exempted company (the "Fund"). The Fund is a private investment vehicle for which Ayrton Capital LLC, a Delaware limited liability company (the "Investment Manager"), serves as the investment manager. Waqas Khatri serves as the managing member of the Investment Manager (all of the foregoing, collectively, the "Reporting Persons").
Percent of class: The percentages below are based on (i) 12,575,983 shares of Common Stock of the Issuer that were outstanding as of November 12, 2025; and (ii) 1,397,021 shares of Common Stock issuable on the conversion of the Notes held by the Reporting Persons. The amount of shares outstanding was based upon a statement in the Issuer's Form 10-Q filed on November 12, 2025. For the sake of clarity, the holdings of the Reporting Persons reported herein are as of December 31, 2025. (i) Ayrton Capital LLC: 9.99%; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 9.99%; and (iii) Waqas Khatri: 9.99%.
Sole power to vote or to direct the vote: (i) Ayrton Capital LLC: 1,397,021; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 1,397,021; and (iii) Waqas Khatri: 1,397,021
Shared power to vote or to direct the vote: (i) Ayrton Capital LLC: 0; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 0; and (iii) Waqas Khatri: 0
Sole power to dispose or to direct the disposition: (i) Ayrton Capital LLC: 1,397,021; Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 1,397,021; Waqas Khatri: 1,397,021
Shared power to dispose or to direct the disposition: (i) Ayrton Capital LLC: 0; (ii) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: 0; (iii) Waqas Khatri: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ayrton Capital LLC: /s/ Waqas Khatri, Waqas Khatri / Managing Member (02/11/2026)
- Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B: /s/ Waqas Khatri, Waqas Khatri / Director (02/11/2026)
- Waqas Khatri: /s/ Waqas Khatri, Waqas Khatri (02/11/2026)